Exhibit 99.1

ATTUNITY LTD. ANNOUNCES PROPOSED PUBLIC OFFERING OF
ORDINARY SHARES

Burlington, MA – (November 20, 2013) – Attunity Ltd. (NASDAQ CM: ATTU), a provider of information availability software solutions, announced today that it has commenced a public offering of its ordinary shares.  The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.  Attunity intends to use the net proceeds from the sale of the ordinary shares in connection with its strategic plan, including for expanding its sales, marketing and research and development activities, as well as acquisitions and investments, and for working capital and other general corporate purposes.

Roth Capital Partners is acting as sole book-running manager. Craig-Hallum Capital Group is acting as co-lead manager for the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The preliminary prospectus supplement and accompanying base prospectus relating to this offering have been filed with the Securities and Exchange Commission (SEC) and copies may be obtained from Roth Capital Partners, LLC, 888 San Clemente, Newport Beach, CA 92660, (800) 678-9147 or by accessing the SEC’s website, www.sec.gov.

About Attunity Ltd.

Attunity is a provider of information availability software solutions that enable access, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed-file-transfer (MFT), and cloud data delivery.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Attunity’s current expectations, they are subject to various risks and uncertainties, including market conditions and cash requirements of our business, among others, and actual results, performance or achievements of Attunity could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our public offering and the number of shares being offered. The offering is subject to market and other conditions and there can be no assurance as to whether and when the offering may be completed or as to the actual size and terms of the offering.  For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to the prospectus supplement for this offering, which is expected to be on file with the SEC and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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For more information, please contact:
Garth Russell / Diane Imas
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com  / dimas@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com